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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         FOR THE MONTH OF OCTOBER, 2003

                        COMMISSION FILE NUMBER 000-21919


                            DF CHINA TECHNOLOGY INC.
                 (Translation of registrant's name into English)


                   Units 3207-08, West Tower, Shun Tak Centre
                             168-200 Connaught Road
                            Central, Hong Kong, China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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The following sets forth a press release issued on 22 October 2003 by DF China
Technology Inc. Contact: Dr. Fan Di Tel: (852) 2255 0688 Fax: (852) 2851 3660

                              FOR IMMEDIATE RELEASE
                      DF CHINA TECHNOLOGY ANNOUNCES RESULTS
                        FOR THE YEAR ENDED MARCH 31, 2003

The Board of Directors of D F China Technology, Inc. (Nasdaq SmallCap "DFCT") announces that the company recorded a net loss of HK$101.7 million (US$13.0 million) for the fiscal year ended March 31, 2003 compared to losses of HK$18.1 million (US$2.3 million) and HK$88.2 million (US$11.3 million) in fiscal years 2002 and 2001, respectively.

OVERVIEW

During fiscal year 2003 and prior to 30 April 2003, we focused our efforts on improving operating margins at our paper converting operation in Conghua, Guangzhou. However, faced with inadequate working capital, we were unable to increase volume to achieve critical mass to turn the entire operation profitable. Further, due to our inability to raise the capital needed to complete our earlier-planned integrated paper manufacturing company, we made provision against - that is, reduced the book value of - our fixed assets for the potential decline in value of our unfinished paper mills. Impairment losses of HK$97.8 million (US$12.5 million), HK$7.9 million (US$1.0 million) and HK$48.1 million (US$6.2 million) were recorded in fiscal years 2003, 2002 and 2001 respectively.

Our new management has examined the business activities of the company and has evaluated the risks that we face. The major findings are:

(i) We lack sufficient working capital to continue the jumbo-tissue-rolls-for-paper converters and the consumer-grade hygienic tissue products business;

(ii) It is unlikely that the paper mills in Jiangyin and Xinhui can be completed due to (a) a lack of sufficient funding and (b) the equipment earlier imported to recycle pulp for the paper industry has been idle for years and is in poor condition. The directors have concluded that, to re-activate the equipment, we would be required to incur a prohibitive amount of further expenses.

On the basis of advice from our professional valuers, we recognized a HK$97.8 million (US$12.5 million) impairment of property, plant and equipment for the year ended March 31, 2003.

RESULTS OF OPERATIONS.

The following table presents, as a percentage of sales, certain selected consolidated financial data for each of the three years in the period ended March 31, 2003:

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


Year ended March 31                      2001           2002           2003
                                         %              %              %
                                         ---------      ---------      ---------
Sales                                          100            100            100
Cost of sales                               (129.8)         (82.4)         (75.4)

Gross Margin                                 (29.8)          17.6           24.6

Selling, general and                        (152.4)        (103.0)        (117.0)
administrative expenses

Other income and expenses, net              (762.2)        (188.3)      (1,760.3)
                                         ---------      ---------      ---------
                                            (914.6)        (291.3)      (1,877.3)
Net loss                                    (944.4)        (273.7)      (1,852.7)

BALANCE SHEET ITEMS

Significant changes to several balance sheet items occurred from fiscal years 2002 to 2003 and were:

- a decrease in fixed assets from HK$133.5 million (US$17 million) to HK$33.7 million (US$4.3 million) reflecting the HK$97.8 million (US$12.5 million) provision against fixed assets.

- a decrease in shareholders' equity from HK$121.5 million (US$15.6 million) to HK$19.9 million (US$2.6 million) reflecting the provision against fixed assets and a small operating loss of HK$3.8 million (US$500,000).

OUTLOOK.

During the past 5 years, the paper making industry has become very competitive in China. Many foreign and domestic players have entered the marketplace with the latest technology, new equipment and sources of capital. With the larger industry production scale, the paper manufacturing process becomes more and more efficient. Companies with old equipment and small production scales are not nearly as competitive as the new ones. Most of the equipment DFCT purchased is second hand with at least 20 years of history. The equipment also came from various factories around the world, including U.S., Japan, and Europe. Therefore, it is almost impossible to assemble them together into fully functional production lines. Even if the equipment went into production, the operation efficiency would not be nearly at the same level as the new ones.

Our management invited expert assets evaluators to assess the conditions and usability of the equipment located at Jiangyin and Xinhui and Conghua, the PRC. The results of the assessment and evaluation indicate that it would be a high risk to invest more capital to make the equipment functional. Except for a small portion of the equipment in Conghua, this facility is still in use for the businesses of jumbo tissue rolls for paper converters and consumer-grade hygienic tissue products. The remaining machinery and equipment in Conghua, Jiangyin and Xinhui is idle. Our new management is taking steps to dispose of the idle machinery and equipment. The assessor's report indicated a significantly low value of our existing property, plant and equipment of

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HK$33.7 million (US$4.3 million) on the assumption that most of the existing machinery and equipment will be disposed of in the short foreseeable future.

We are running out of cash, as the financial statements of 2003 indicate. Without outside funding sources, we cannot support either corporate expenses or production cash flow. Our total consolidated debt is HK$15.0 million (US$1.9 million). Our only operational plant in Conghua can barely sustain its own cash flow. The Company does not believe that additional funding for future expansion is available.

Based on the situation described above, our management has decided not to continue our paper pulps (raw paper) making business. Other than our continued operation of our facility in Conghua to make packaged tissue paper, we will not invest further in paper mill equipment and operations. The former management's planned paper mill business expansion has stopped completely.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    DF China Technology Inc.




                                    By   /s/ Dr. Fan Di
                                       -----------------------------------
                                       Dr. Fan Di, Chief Executive Officer
Date:  October 22, 2003

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